FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 29, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
29 April 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 April 2024	111,971	303.30	302.20	302.8710	LSE
29 April 2024	35,601	302.30	302.00	302.2379	CHIX
29 April 2024	116,855	303.00	302.00	302.7394	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 149,150,420 Ordinary Shares in treasury and have 8,723,247,084 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
29 April 2024	09:00:03	BST	9121	303.00	BATE	1911438
29 April 2024	09:00:03	BST	651	303.00	BATE	1911436
29 April 2024	09:00:03	BST	1396	303.00	BATE	1911434
29 April 2024	09:00:15	BST	622	303.00	BATE	1911614
29 April 2024	09:30:46	BST	13411	302.50	BATE	1936981
29 April 2024	10:02:37	BST	12311	302.00	BATE	1962620
29 April 2024	10:02:37	BST	318	302.00	BATE	1962616
29 April 2024	10:37:35	BST	4246	302.80	BATE	1994351
29 April 2024	10:37:35	BST	7000	302.80	BATE	1994349
29 April 2024	10:37:35	BST	1953	302.80	BATE	1994347
29 April 2024	11:17:31	BST	13577	303.00	BATE	2027237
29 April 2024	12:06:43	BST	8197	303.00	BATE	2056535
29 April 2024	12:06:43	BST	3415	303.00	BATE	2056537
29 April 2024	12:39:37	BST	2893	303.00	BATE	2076417
29 April 2024	13:43:04	BST	11639	303.00	BATE	2123297
29 April 2024	13:43:04	BST	1554	303.00	BATE	2123295
29 April 2024	13:43:04	BST	12446	303.00	BATE	2123293
29 April 2024	13:59:47	BST	2544	302.30	BATE	2137249
29 April 2024	13:59:47	BST	5047	302.30	BATE	2137247
29 April 2024	13:59:47	BST	4514	302.30	BATE	2137245
29 April 2024	09:23:33	BST	4353	302.30	CHIX	1931516
29 April 2024	09:23:33	BST	1714	302.30	CHIX	1931514
29 April 2024	09:23:33	BST	739	302.30	CHIX	1931512
29 April 2024	10:02:37	BST	5021	302.00	CHIX	1962618
29 April 2024	10:02:37	BST	2352	302.00	CHIX	1962614
29 April 2024	13:54:03	BST	4261	302.30	CHIX	2132497
29 April 2024	13:54:03	BST	3613	302.30	CHIX	2132495
29 April 2024	13:54:03	BST	6458	302.30	CHIX	2132493
29 April 2024	13:54:03	BST	7090	302.30	CHIX	2132491
29 April 2024	08:51:10	BST	435	302.70	LSE	1899019
29 April 2024	08:51:10	BST	4150	302.70	LSE	1899017
29 April 2024	08:51:10	BST	435	302.70	LSE	1899015
29 April 2024	09:03:25	BST	4356	302.40	LSE	1914328
29 April 2024	09:03:25	BST	514	302.40	LSE	1914326
29 April 2024	09:16:22	BST	152	302.90	LSE	1926004
29 April 2024	09:16:57	BST	2345	303.00	LSE	1926398
29 April 2024	09:21:44	BST	3457	303.00	LSE	1930111
29 April 2024	09:32:25	BST	4888	302.70	LSE	1938468
29 April 2024	09:44:05	BST	4752	302.60	LSE	1947792
29 April 2024	09:56:19	BST	453	302.20	LSE	1957469
29 April 2024	09:56:20	BST	1118	302.20	LSE	1957479
29 April 2024	09:57:35	BST	2944	302.20	LSE	1958503
29 April 2024	10:12:03	BST	4341	302.60	LSE	1970980
29 April 2024	10:18:58	BST	4672	302.60	LSE	1977047
29 April 2024	10:33:33	BST	393	302.80	LSE	1991176
29 April 2024	10:35:32	BST	1216	302.80	LSE	1992799
29 April 2024	10:35:32	BST	2793	302.80	LSE	1992797
29 April 2024	10:46:26	BST	2000	303.30	LSE	2003739
29 April 2024	10:54:46	BST	4696	302.80	LSE	2011519
29 April 2024	11:08:32	BST	3190	303.00	LSE	2021531
29 April 2024	11:10:06	BST	1269	303.00	LSE	2022680
29 April 2024	11:23:31	BST	600	303.00	LSE	2031071
29 April 2024	11:23:31	BST	2266	303.00	LSE	2031069
29 April 2024	11:25:27	BST	1258	303.00	LSE	2032068
29 April 2024	11:36:47	BST	1155	303.20	LSE	2038857
29 April 2024	11:36:47	BST	588	303.20	LSE	2038855
29 April 2024	11:36:47	BST	621	303.20	LSE	2038853
29 April 2024	11:47:29	BST	5088	302.80	LSE	2045018
29 April 2024	12:03:52	BST	1246	303.20	LSE	2054917
29 April 2024	12:03:52	BST	1874	303.20	LSE	2054915
29 April 2024	12:09:17	BST	1427	303.00	LSE	2058032
29 April 2024	12:09:17	BST	1319	303.00	LSE	2058030
29 April 2024	12:20:57	BST	1477	303.20	LSE	2064874
29 April 2024	12:21:00	BST	2949	303.20	LSE	2064891
29 April 2024	12:33:31	BST	1551	303.10	LSE	2072453
29 April 2024	12:33:31	BST	1263	303.10	LSE	2072451
29 April 2024	12:43:43	BST	1673	303.00	LSE	2079187
29 April 2024	12:43:43	BST	3078	303.00	LSE	2079189
29 April 2024	13:39:58	BST	4794	303.30	LSE	2120887
29 April 2024	13:39:58	BST	4618	303.30	LSE	2120885
29 April 2024	13:39:58	BST	4520	303.30	LSE	2120883
29 April 2024	13:40:02	BST	3158	303.20	LSE	2120925
29 April 2024	13:40:02	BST	1087	303.20	LSE	2120923
29 April 2024	13:49:10	BST	4759	302.80	LSE	2128332
29 April 2024	14:00:35	BST	5033	302.30	LSE	2138221

Date: 29 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary